February 12, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Aevi Genomic Medicine, Inc.

Application for Withdrawal on Form RW

for Registration Statement on Form S-3 (File No. 333-224929)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Aevi Genomic Medicine, LLC (the “Company”), as successor by merger to Aevi Genomic Medicine, Inc. (“Aevi”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Aevi’s registration statement on Form S-3 (File No. 333-224929), together with all exhibits (collectively, the “Registration Statement”), filed with the Commission on May 15, 2018. The Registration Statement was declared effective by the Commission on May 24, 2018.

On February 3, 2020, Aevi consummated a two-step merger (the “Merger”) with Cerecor Inc., a Delaware corporation (“Cerecor”), in accordance with the terms of the previously disclosed Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of December 5, 2019, by and between Aevi, Cerecor, Genie Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Cerecor (“Merger Sub”), and Second Genie Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Cerecor (“Second Merger Sub”). In accordance with the Merger Agreement, Merger Sub merged with and into Aevi, with Aevi as the surviving corporation, and as part of the same overall transaction, Aevi then merged with and into Second Merger Sub, with Second Merger Sub as the surviving entity. The surviving entity from the second merger was renamed Aevi Genomic Medicine, LLC. In connection with the Merger, the Company determined that it is in its best interest to withdraw the Registration Statement at this time.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to Cerecor’s account.

Please provide a copy of the order consenting to the withdrawal to Brian M. Katz of Pepper Hamilton LLP by email at katzb@pepperlaw.com. If you have any questions regarding this application, please contact Brian M. Katz by telephone at (215) 981-4000, or by e-mail at the e-mail address provided above.

Sincerely,

Aevi Genomic Medicine, LLC

By:	/s/ Michael F. Cola
Name: Michael F. Cola
Title: Vice President